SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2005

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-112136 and 333-121611 and Form S-8 Registration Statement File No. 33-71822.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: June 2, 2005

                                 [EZ CHIP LOGO]

     EZchip Doubles the Price-Performance of 2.5-Gigabit Network Processors

  PROVIDES THE NP-2/5, A 5GBPS DUPLEX NPU WITH 10XGE PORTS AND TRAFFIC MANAGER

San Jose, Calif. - June 2, 2005 - EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ:LNOP), a fabless semiconductor company providing high-speed network processors, is announcing its entry into the 2.5-Gigabit network processor (NPU) market. EZchip's NP-2/5 is a scaled down version of the NP-2/10 10-Gigabit NPU and extends EZchip's reach into lower speed segments of the Metro Ethernet market. The price of NP-2/5 is comparable to 2.5-Gigabit NPUs yet delivers twice the processing headroom and twice the number of Gigabit Ethernet ports. It is the only 5-Gigabit NPU in the marketplace featuring 5-Gigabit full-duplex throughput (i.e. 10-Gigabit total), integrated traffic management and ten 1-Gigabit Ethernet ports for 2:1 oversubscription. EZchip's 5-Gigabit NP-2/5 and 10-Gigabit NP-2/10 are pin and software compatible and can be interchangeably assembled on the same board to build different product classes. The NP-2 will be on display at the SUPERCOMM show in Chicago at EZchip's booth #85051 on June 7-9 and will sample to customers during June 2005.

By using NP-2/5 to power applications that typically employ 2.5-Gigabit NPUs, network equipment vendors gain important performance and cost advantages. Since the NP-2/5 is designed to deliver 5-Gigabit processing, it offers significant processing headroom for systems that require only 2.5-Gigabit throughput. The ten integrated Gigabit Ethernet ports provide the uplink redundancy and port density needed in new pizza box designs. Together with the 10-Gigabit NP-2/10, EZchip offers a single architecture scaling from 4xGE to 10xGE for high-density Metro Ethernet and Ethernet over SONET/SDH applications.

"The NP-2/5 strengthens EZchip's position and the 10Gbps leader is now also the Metro Ethernet technology leader," said Bob Wheeler, senior analyst at The Linley Group. "We believe the NP-2/5 offers the lowest system cost and power per GbE port of any store-and-forward NPU. With the addition of the NP-2/5, EZchip now offers the best solutions for multi-GbE through 10GbE Metro designs."

"According to The Linley Group, in 2004 the 2.5-Gigabit NPUs represented the largest segment of the NPU market while the 10-Gigabit NPUs represented the fastest growing segment and these two segments combined are expected to represent approximately two-thirds of the 2007 NPU market," said Eli Fruchter, President and CEO of EZchip. "We are the only vendor to address both these market segments with the pin and software compatible NP-2/10 and NP-2/5. Our 20-Gigabit NP-2/20, currently in design, will further increase our total addressable market."

                                              -- more--

ABOUT THE NP-2 NETWORK PROCESSOR FAMILY

The NP-2 is EZchip's third generation family of network processors that builds on the architecture of the successful NP-1c and furthers its integration to include all the major line-card functions on a single chip. These include:

     -    10-Gigabit (or 5-Gigabit) full-duplex processing

     -    Classification search engines

     -    Two 10-Gigabit (or 5-Gigabit) traffic managers

     - Ten 1-Gigabit and one 10-Gigabit Ethernet MACs, and two SPI4.2 interfaces

The NP-2 is available in three models: NP-2/10, NP-2/10L and NP-2/5. All three models are pin and software compatible and can be interchangeably assembled on the same board to build different product classes.

The NP-2/10 provides 10-Gigabit full-duplex throughput (i.e. 20-Gigabit total) with integrated traffic managers, while the NP-2/10L is offered without the traffic managers. NP-2/5 provides 5-Gigabit full-duplex throughput (i.e. 10-Gigabit total) with integrated traffic managers. Typically, the NP-2/10 and NP-2/10L are employed in line cards and services cards while the NP-2/5 is used in pizza box applications.

AVAILABILITY

NP-2 will sample to customers in June 2005. Contact info@ezchip.com for more information.

ABOUT EZCHIP TECHNOLOGIES

EZchip Technologies is a fabless semiconductor company that provides highly integrated 10-Gigabit and 5-Gigabit network processors. EZchip's network processors integrate many functions normally found in separate chips into a single device. Flexibility, integration and high port-count make EZchip's solutions ideal for a wide range of Layer 2-7 applications for the carrier metro and edge, the enterprise backbone and data centers. For more information on EZchip, visit our web site at http://www.ezchip.com.

     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2005 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

EZchip Contact:
Daureen Green
EZCHIP TECHNOLOGIES, ISRAEL
++972-4-959-6677
dgreen@ezchip.com